PRIMEWEST ENERGY TRUST ANNOUNCES DISTRIBUTION LEVEL, 2004 TAXABILITY, LEGISLATIVE UPDATE AND CORPORATE GUIDANCE FOR 2005

December 8, 2004

FOR IMMEDIATE RELEASE

CALGARY (TSX: PWI.UN; PWX; PWI.DB.A; PWI.DB.B NYSE: PWI) – PrimeWest Energy Trust (PrimeWest) today announces that the distribution payable January 14th, 2005 will be $0.30 Canadian per trust unit payable to all unitholders of record on December 22nd, 2004.  The ex-distribution date will be December 20th, 2004.

Using a Canadian dollar to U.S. dollar exchange ratio of 1.23, this distribution amount would be approximately U.S. $0.24 per unit.  The actual U.S. dollar equivalent distribution will be based upon the actual Canadian/U.S. exchange rate applied on the payment date net of applicable Canadian withholding taxes.

This distribution level is consistent with PrimeWest’s practice of targeting a payout ratio of 70% to 90% of available cash flow during the calendar year.

PrimeWest also announces the taxability of distributions paid to Canadian unitholders during 2004.  For the 2004 taxation year, unitholders were paid total distributions of $3.315 Canadian per trust unit. The company has determined that 45% or $1.49 per trust unit is deemed a tax deferred return of capital and 55% or $1.82 per Trust Unit is taxable to Canadian unitholders as other income (taxed at the same rate as interest income).  For unitholders resident in the United States, the tax treatment for the 2004 distributions will be announced early in 2005.

On December 6, 2004, the Canadian Government tabled legislation to follow up on its budget announcement of March 23, 2004, regarding proposed changes to non-resident withholding taxes and the placement of non-resident ownership restrictions upon the income trust sector.  The proposed legislation, which would become effective January 1, 2005, provides for a 15% withholding tax on the total distribution to non-resident unitholders, including both the return of capital portion and the return on capital portion.  The 15% withholding tax has been applied to non-resident taxable accounts holding PrimeWest units in the past.  However, under the terms of the proposed legislation, the withholding tax will also apply to non-resident tax-exempt accounts.  PrimeWest recommends that non-resident unitholders contact their tax advisors in order to obtain details of the implications arising from the implementation of this withholding tax.

In addition, the Canadian Government has suspended activities pertaining to non-resident ownership of income trusts.  This suspension includes the requirement to comply with non-resident ownership restrictions by January 1, 2007.  PrimeWest, through its membership in the Canadian Association of Income Funds (“CAIF”), will actively participate in any further dialogue with the Canadian Government.

As previously announced on August 16, 2004, PrimeWest has commenced an asset divestiture program to sell certain non-core properties.  In conjunction with the Calpine acquisition, the divestiture of non-core assets is part of the ongoing effort to upgrade the asset portfolio. The company has entered into agreements with third parties to sell properties representing 2,700 BOE per day production for total consideration of approximately $88 million. To date, PrimeWest has closed $47 million of asset

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dispositions, with the remaining $41 million expected to close by year-end. Sale proceeds will be applied towards debt reduction.

Production volumes for calendar year 2004, reflecting a proportionate amount of the volumes acquired through the Calpine acquisition, are estimated to be approximately 35,500 BOE per day with operating expenses for the year estimated at approximately $6.70 per BOE.  As a result of the asset divestiture program, PrimeWest anticipates an exit production rate of approximately 42,500 BOE per day at December 31, 2004.  PrimeWest expects development capital in 2004 to reach $125 million.   PrimeWest plans to release its 2004 financial and operating results on February 24, 2005.

CORPORATE GUIDANCE	2004	2005

Production Volumes
BOE/day*	35,500	41,000

Development Capital (C$ millions)	$ 125	$125

Financial ($ per BOE)
Operating Costs	$6.70	$6.45
G&A	$1.20	$1.20

* All calculations required to convert natural gas to a crude oil equivalent (BOE) have been made using a ratio of 6,000 cubic feet of natural gas to one barrel of crude oil.

PrimeWest is a Calgary-based conventional oil and gas royalty trust that actively acquires, develops, produces, and sells natural gas, crude oil, and natural gas liquids for the generation of monthly cash distributions to unitholders.  Trust units of PrimeWest are traded on the Toronto Stock Exchange (TSX) under the symbol "PWI.UN" and on the New York Stock Exchange under the symbol “PWI”.  Exchangeable shares of PrimeWest Energy Inc. are listed on the TSX under the symbol "PWX". Five-year convertible debentures of PrimeWest trade on the TSX under the symbol “PWI.DB.A” and the seven-year convertible debentures trade under the symbol “PWI.DB.B”.

To learn more about PrimeWest, please visit our Website at www.primewestenergy.com.

For Investor Relations inquiries, please contact:

George Kesteven	Diane Zuber
Manager, Investor Relations	Investor Relations Advisor
403-699-7367 403-699-7356
Toll-free: 1-877-968-7878 e-mail: investor@primewestenergy.com

SUITE 4700, 150 - 6TH AVENUE S.W.
CALGARY, ALBERTA CANADA T2P 3Y7
TELEPHONE: (403) 234-6600
FAX: (403) 266-2825